14111 Scottslawn Road
Marysville, Ohio 43041
p 937.578.1234
f 937.578.1234
March 24, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention:	Mr. Karl Hiller, Branch Chief Mail Stop 7010
RE:	The Scotts Miracle-Gro Company Form 10-K for the Fiscal Year Ended September 30, 2005 Filed December 15, 2005 File No. 001-11593
Dear Mr. Hiller:
We have reviewed your comments on the above referenced filing of The Scotts Miracle-Gro Company (the “Company”), and have provided the following responses that include the draft disclosures to be provided in the Company’s future filings. Thank you for your comments with respect to this recent filing and your staff’s assistance with our questions.
Form 10-K for the Fiscal Year Ended September 30, 2005
Business, page 2
Environmental and Regulatory Considerations, page 11
2.	In the second to the last paragraph on page 11 you state that “The state permits typically specify the condition in which the property must be left after the peat is fully harvested...” and that you are generally required to “...restore the property consistent with the intended residual use.” Please explain to us the accounting literature you are applying to the obligation to restore these facilities. In addition, we cannot locate a discussion of SFAS 143 in your document. Please revise to include such a discussion, or explain to us why it is not considered necessary.
Response: The Company previously evaluated SFAS 143 and concluded that its asset retirement obligations were not material for disclosure. Our peat harvesting operations comprise virtually all our SFAS 143 obligations. As of the end of fiscal 2005, we harvested peat at several locations, some of which are subject to regulations specifying restoration/mitigation obligations. The calculated SFAS 143 obligation as of September 30, 2005 is less than $375,000 in the aggregate based on current restoration/mitigation cost estimates. Due to the immaterial amount of the Company’s FAS 143 asset retirement obligations, management continues to believe that SFAS 143 related disclosures are not required. Absent changes in circumstances, it would be our intent to continue to exclude SFAS 143 related disclosures in the future.
Selected Financial Data, page 23
3.	In footnote 6, you define EBITDA as income from operations, plus depreciation and amortization. Your measure does not correspond to the acronym defined under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure to either present EBITDA, or to identify the adjusted measure as something other than EBITDA. If you decide to present the adjusted amount, please ensure that you adhere to the restrictions applicable to adjustments of non-GAAP liquidity and performance measures. Further guidance is available under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Response: We understand your request to clarify our disclosure with respect to the EBITDA presented on our Item 6. Selected Financial Data, on page 23.

We disclose EBITDA to facilitate our stakeholders’ understanding of the Company’s compliance with an important covenant in our borrowing arrangements. We have read Item 10(e)(1)(ii)(A) of Regulation S-K and the related FAQs regarding the use of non-GAAP financial measures. Based on that review, we propose modifying our footnote 6 and related Five-Year Summary in future disclosures as follows:

Given our significant borrowings, we view our credit agreements as material to our ability to fund operations, particularly in light of our seasonality. Our ability to generate cash flows sufficient to cover our debt service costs is critical to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements. Accordingly, Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting and costs associated with debt refinancings. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States of America, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings. A numeric reconciliation of net income to Adjusted EBITDA is as follows:

	2005	2004	2003	2002	2001
Net income	100.6	100.9	103.8	82.5	15.5
Interest	41.5	48.8	69.2	76.3	87.7
Income taxes	57.7	58.0	59.2	61.6	11.8
Depreciation and amortization	67.2	57.7	52.2	43.5	63.6
Discontinued operations	(0.2)	(0.4)	(0.6)	(0.5)	(1.6)
Cumulative effect of change in accounting				18.5
Costs related to refinancings	1.3	45.5	—	—	—

Adjusted EBITDA	268.1	310.5	283.8	281.9	177.0

The related lines in the Five-Year Summary on page 23 will be revised as follows:

	2005	2004	2003	2002	2001
Adjusted EBITDA (6)	268.1	310.5	283.8	281.9	177.0
Interest coverage (Adjusted EBITDA/interest expense excluding costs related to refinancings) (6)	6.5	6.4	4.1	3.7	2.0
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Liquidity and Capital Resources, page 33
4.	We note your disclosure on page 35 which states “our off-balance sheet arrangements are in the form of operating leases that are disclosed in Note 14...” Please reconcile this statement to the one in Note 15 which states “The Company has the following unconditional purchase obligations...that have not been recognized on the balance sheet.” Expand your off-balance sheet discussion to comply with the requirements of Item 303 (a)(4) of Regulation S-K, or explain why you believe the purchase obligations do not need to be discussed within this section.
Response: We have reviewed the definition of Off-Balance Sheet Arrangements contained in Item 303(a)(4)(ii) of Regulation S-K. Based on this definition, we have concluded that the Company has no off-balance sheet arrangements, including the unconditional purchase obligations disclosed in Note 15. The reference to operating leases within our disclosure on page 35 is not appropriate. Operating leases are not considered off-balance sheet arrangements under the aforementioned Regulation S-K definition. We will eliminate this reference to operating leases in future filings. It should be noted that we have included our operating lease commitments within the table of contractual cash obligations on page 35 in accordance with Item 303(a)(5) of Regulation S-K.

The disclosure in Note 15 is in response to the requirements of paragraph 7 of SFAS 47, “Disclosure of Long-Term Obligations.” Paragraph 7 requires disclosure of “unconditional purchase obligations that meet the criteria of paragraph 6 and that have not been recognized on its balance sheet.” Paragraph 6 of SFAS 47 defines unconditional purchase obligations as “an obligation to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts).” Management has concluded that the only obligations that meet this definition relate to commitments for warehouse services, seed purchase agreements, and out-sourced information services. Future commitments relating to these obligations comprise the amounts disclosed in Note 15. Management believes that the items encompassed within the Note 15 disclosure are responsive to SFAS 47, but are not considered off-balance sheet arrangements as contemplated by Item 303(a)(4) of Regulation S-K.
In order to help eliminate confusion that may arise between our disclosure of “unconditional purchase obligations” in Note 15 and “purchase obligations”disclosed within the contractual cash obligations table on page 35, we plan to add the following paragraph immediately after the table on page 35 in future filings:
Purchase obligations primarily represent outstanding purchase orders for materials used in the Company’s manufacturing processes. Purchase obligations also include commitments for warehouse services, seed, and out-sourced information services which comprise the unconditional purchase obligations disclosed in Note 15 to Consolidated Financial Statements.
Notes to Consolidated Financial Statements, page 58
Note 3 – Marketing Agreement, page 63
5.	In the last paragraph on page 64, you explain that the liability associated with the contingent obligation under the Marketing Agreement was recorded as a charge to net sales. Please explain and disclose why you recorded the contingent obligation as a charge to net sales. Include any accounting literature you relied upon in arriving at your conclusion.

Response: Under the terms of our Marketing Agreement with Monsanto, the Company performs a variety of functions with respect to the consumer Roundup® business in its role as agent. In consideration for its role as agent, the Company earns a net commission comprised of a gross component based on the EBIT of the consumer Roundup® business, reduced by an annual contribution payment to Monsanto.

Based on the guidance of Concepts Statement No. 6, Elements of Financial Statements, paragraph 78 which indicates that revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations, we determined that revenues related to the Marketing Agreement should be presented in our Consolidated Statement of Operations as net sales. The details of these amounts are provided in the table in Note 3 on page 65.

As noted in the commission discussion above, under the terms of the Marketing Agreement, the Company makes an annual contribution payment to Monsanto. In fiscal 2005, we recognized as a liability contribution payment amounts that were previously considered to be contingent. EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), generally requires consideration given to a customer to be netted against revenues, unless there are clearly separable and distinct benefits derived from such consideration. Based on this guidance, we concluded that the contingent payment recorded in fiscal 2005 is appropriately classified as an offset to the gross revenues the Company recognizes under the Marketing Agreement. As such, the recognition of this liability was recorded as a reduction of net sales.

To enhance the disclosure with respect to why the recognition of this contingent obligation was recorded as a charge to net sales, we propose the sentence in question be modified as follows in future filings:

Since the recognition of this contingent obligation is for previously deferred contribution payments under the Marketing Agreement, the Company recorded this liability with a charge to net sales in the quarter ended July 2, 2005.
Note 16 – Contingencies, page 86
U.S. Horticulture Supply, Inc. (F/K/A E.C. Geiger, Inc.), page 87
6.	You state that “any potential exposure...cannot be reasonably estimated;” and that you have determined the “result could have a material adverse effect on results of operations, financial position and cash flow.” Please revise the disclosure to clarify the extent to which your notion of “potential exposure” corresponds to the SFAS 5 categories of remote, reasonably possible and probable. Also include any amounts recorded in the financial statements related to the matter; and specify any damages claimed by the parties and the range of reasonably possible loss.
Response: We have examined comment number 6, related to disclosure of the Company’s Geiger litigation and propose to revise the disclosure in future filings to include more information on the status of the case, the Company’s opinion on the case’s potential exposure and specify that no damages have been claimed by the plaintiff to date. Subject to case updates, the following represents the disclosure that we would expect to make in future filings:

On November 5, 2004, U.S. Horticultural Supply (“Geiger”) filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. This complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Sections 1 and 57 of the Sherman Antitrust Act. A motion to dismiss the complaint has been filed and is pending.

The Company intends to vigorously defend against Geiger’s claims. The Company believes that Geiger’s claims are without merit and thus that the likelihood of an unfavorable outcome is remote. Therefore, no accrual has been established related to this matter. The Company cannot predict the ultimate outcome and, if the above action were to be determined adversely to the Company, the result could have a material adverse effect on the Company’s results of operations, financial position and cash flows. Because Geiger has not specified damages in the case and discovery has not yet commenced, any potential exposure that the Company may face cannot be reasonably estimated at this time.

In connection with the Company’s responses, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses to your questions. If you have any future inquiries, please feel free to contact me at (937) 578-5698 or Todd White, Vice President and Corporate Controller, at (937) 644-7368.
Sincerely,
/s/ Christopher L. Nagel
Christopher L. Nagel
Executive Vice President and Chief Financial Officer